EXHIBIT 99.1

RADA Radar Selected by Lockheed Martin for Laser Weapon Research Projects

RADA's Tactical Multi-Mission Hemispheric Radar provides volume surveillance and detection of multiple threat types, including UAVs, mortars, and rockets

March 23, 2015, RADA Electronic Industries Ltd. announces the selection by Lockheed Martin Space Systems Company of its Multi-Mission Hemispheric Radar (MHR) to support internally funded high energy laser weapon system prototype testing. The radar will be used by Lockheed Martin in combination with other sensors.

The MHR -- an S-Band, Software-Defined, Pulse-Doppler, Active Electronically Scanned Array radar -- has sophisticated beam forming capabilities and advanced signal processing, provides multiple missions on each radar platform, and offers unprecedented performance-to-price ratio. It is compact and mobile, delivering ideal organic, tactical surveillance solutions for force and border protection applications such as counter rockets and mortars, counter unmanned aerial systems, ground moving target indicator, air surveillance, and more.

According to Zvi Alon, RADA's CEO, "We are very happy with Lockheed Martin’s selection of our unique MHR, which is particularly suited for use with systems that counter rockets and mortars.”

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact Details:
RADA
Dubi Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com